For the fiscal year ended 12/31/98
File number:  811-3397

                          SUB-ITEM 77 D


         Policies with Respect to Securities Investments

          On May 13, 1998 the Directors approved revised troubled investment procedures for the Fund in the form presented at the meeting of the Board of Directors. The revised procedures allow Prudential Investments, on behalf of the Fund, to retain legal counsel or consultants with respect to any "troubled investment" in order to obtain preliminary advice with respect to potential alternative courses of action, the fee for such preliminary advice not to exceed $25,000 (paid by the Fund). Prudential Investments will then promptly advise Fund counsel after taking such action and prepare a brief report to be given to the full Board detailing the "troubled investment" in question.



























n-sar/eqf/8-97/77d